Filed by General Maritime Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 000-53296)
Subject Company: General Maritime Corporation
(Commission File Number: 001-16531)
JOINT PRESS RELEASE
GENERAL MARITIME CORPORATION AND ARLINGTON TANKERS LTD.
ANNOUNCE SPECIAL MEETINGS OF SHAREHOLDERS TO APPROVE COMBINATION
Slate of seven directors to be named to board of New General Maritime
NEW YORK, NEW YORK and HAMILTON, BERMUDA — November 3, 2008 — General Maritime Corporation (General Maritime) (NYSE: GMR) and Arlington Tankers Ltd. (Arlington) (NYSE: ATB) today jointly announced that the Registration Statement on Form S-4 filed by Galileo Holding Corporation (Galileo Holding) relating to the proposed transaction between General Maritime and Arlington has been declared effective by the Securities and Exchange Commission (the SEC), and that the special meetings of the shareholders of the two companies to vote on the proposed stock-for-stock combination will be held on December 16, 2008.
You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
General Maritime’s special meeting of shareholders will be held at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York.
Arlington’s special meeting of shareholders will be held at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York.
The board of directors of each of General Maritime and Arlington unanimously recommended that their respective shareholders vote for approval of the merger agreement.
Some of the key highlights of the combined company include:
•	a young, diverse fleet of 31 vessels (approximately 4.0 million dwt) with an average age of 8.0 years and a presence in both crude and product segments;

•	a management team which has experience with consolidations;

•	a balance between time charter and spot exposure providing earnings and cash flow stability while creating the potential to benefit from stronger tanker rates;

•	a contracted revenue stream with approximately $450 million of revenues contracted through 2013;

•	a partial dividend payout strategy providing improved financial flexibility to invest in growth;

•	an estimated $7.5 million of cash cost savings expected to be realized in the first full year of operations following the proposed transaction from combining operations and the executive transition;

•	an initial cash dividend target of $2.00 per share annually; and

•	a stronger platform for long-term dividend and fleet growth.
In connection with the upcoming special meetings of shareholders, the companies announced a slate of directors to be named to the board of directors of the combined company upon completion of the proposed transaction, which is expected to occur in December 2008. Under the terms of the merger agreement, the new board will initially consist of seven directors, which will include General Maritime’s six current directors, and one of Arlington’s current directors, who is expected to be Dr. E. Grant Gibbons.
Each company’s shareholders of record as of the close of business on October 27, 2008 will be mailed the definitive proxy materials in connection with the proposed transaction and will be entitled to vote at their company’s special meeting of shareholders.

Press and Investor Contacts:
For General Maritime: Jeffrey D. Pribor Executive Vice President and CFO General Maritime +1 (212) 763-5600	For Arlington: Edward Terino CEO, President and CFO Arlington Tankers +1 (203) 221-2765
Important Additional Information has been Filed with the SEC
In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC, which includes a definitive Joint Proxy Statement/Prospectus. General Maritime and Arlington are first mailing to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the proposed transaction on or about November 5, 2008. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
General Maritime and Arlington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding General Maritime’s directors and executive officers is contained in General Maritime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington’s directors and executive officer is contained in Arlington’s Annual Report on Form 10-K, as amended on October 10, 2008, for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter C. Georgiopoulos, currently the Chairman, President and Chief Executive Officer of General Maritime, will receive benefits from General Maritime in connection with the executive transition discussed in the Joint Proxy Statement/Prospectus, and General Maritime is discussing with Edward Terino, currently the Chief Executive Officer, President, and Chief Financial Officer of Arlington, a consulting arrangement for assistance in the post-closing transition period. Upon the consummation of the proposed transaction, Mr. Terino will be entitled to receive a lump sum cash payment of $1,250,000. A more complete description of any such arrangements is available in the Registration Statement and the Joint Proxy Statement/Prospectus.
About General Maritime Corporation
General Maritime Corporation is a provider of international seaborne crude oil transportation services principally within the Atlantic basin which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. General Maritime also currently operates tankers in other regions including the Black Sea and Far East. After delivery of a recently acquired Aframax vessel which is expected to occur in December 2008, General Maritime will own a fleet of 23 tankers — twelve Aframax, and eleven Suezmax tankers with a total carrying capacity of approximately 2.9 million dwt.
About Arlington Tankers Ltd.
Arlington Tankers Ltd. is an international, seaborne transporter of crude oil and petroleum products. Arlington’s fleet consists exclusively of eight, modern double-hulled vessels and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 5.0 years. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington’s vessels are employed on long-term time charters. Arlington was incorporated in Bermuda in September 2004. Arlington completed its initial public offering on the New York Stock Exchange on November 10, 2004.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in General Maritime’s and Arlington’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the transaction by General Maritime’s and Arlington’s shareholders; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington’s businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime’s or Arlington’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime’s or Arlington’s vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels and other factors listed from time to time in General Maritime’s or Arlington’s filings with the SEC, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.